New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

June 29, 2020

Re:	Vitru Ltd Draft Registration Statement on Form F-1 Submitted June 3, 2020 CIK 0001805012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Robert Shapiro, Senior Staff Accountant
Doug Jones, Senior Staff Accountant
Jennifer Lopez, Staff Attorney
Lilyanna Peyser, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Vitru Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 11, 2020 (the “Comment Letter”). On June 3, 2020, the Company confidentially submitted a revised draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. The Company advises the Staff that it will include the proposed revisions to the disclosure as set forth this response letter in the next amendment to the Draft Registration Statement, which is expected to be submitted by the Company once six-month interim financial information is available.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 29, 2020

Integrated Marketing Model, page 7

1.	We note your response to comment 17. Please clarify whether any customer acquisition costs are recognized as assets. If so, explain to us the basis for your treatment and the amount recorded as assets for the latest balance sheet date presented. Refer to IFRS 15, paragraphs 91 to 94, and 127 to 129.

Response

The Company respectfully acknowledges the Staff’s comment and clarifies that no customer acquisition costs are recognized as assets on its balance sheet. The “customer acquisition costs” we refer to on page 7 is a metric related to marketing expenses (mostly related to media production and national-wide placement for advertising in internet, billboards and TV), which does not represent “incremental costs of obtaining a contract”, as defined in IFRS 15 paragraph 91. The “customer acquisition costs” are costs that would have been incurred regardless of whether the contract was obtained and, therefore, are recognized as selling expenses in the consolidated statement of profit or loss, as incurred. Please note that such expenses are seasonal and more significant before the start of each academic semester, when the Company is attracting new students.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition and Seasonality, page 81

2.	In the paragraph immediately above the table on page 82 you state discounts to incoming students are lower in the second and fourth quarters of each year. As this appears to impact the amount and timing of your cash flows generated by revenue, please disclose why.

Response

The Company respectfully acknowledges the Staff’s comment and proposes to revise the specified paragraph set out below from page 82 as indicated in boldface/underline in the next amendment to the Draft Registration Statement:

Our distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, we generally experience a higher number of enrollments in distance learning courses in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, we generally experience a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. ~~The seasonality in enrollments has a direct impact on our revenues.~~ In order to attract and encourage potential new students to enroll in our undergraduate courses later in the semester, we often offer discounts, generally equivalent to the number of months that have passed in the semester. As a result, we~~. We~~ generally record higher revenue in the second and fourth quarters of each year, as additional students enroll in our courses later in the semester. Revenue is also higher later in the semester due to lower ~~as the impact of discounts to incoming students is lower and~~ dropout rates during that same period~~are also lower~~.

Strong Network of Hub Partners, page 133

3.	We note your response to comment 12 and we reissue the comment in part. In this regard, we note your revisions to the disclosure related to the material terms of your hub agreements. However, we do not note revisions related to pricing terms. Please revise your

Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 29, 2020

disclosure to include a discussion of material terms of such agreements, such as pricing terms, or tell us where such disclosure has been included.

Response

The Company respectfully acknowledges the Staff’s comment and proposes to revise the second paragraph under the header “Strong Network of Hub Partners” in the Draft Registration Statement on page 133 as indicated in boldface/underline in the next amendment to the Draft Registration Statement as follows:

Our business model is financially aligned with that of our hub partners. Our hub partners are remunerated by their respective share represented by a given percentage over~~of~~ the tuition fee collected by us from students~~, based on a given percentage, which is similar across all our partnership agreements~~. The total amount to be transferred to the hub partners on a monthly basis is derived from the pricing terms agreed upon with each student on the service contract. This percentage is similar across all our partnership agreements and varies in accordance with the type of course the student is enrolled in, which are higher for continuing education courses and lower for undergraduate courses. In addition, this percentage is higher in the beginning of the hubs’ operations and decreases throughout their life cycle, thus reducing their payback period and increasing the attractiveness of their investment. We believe that the share of the tuition fee paid to our hub partners represents an amount that allows our hub partners to maintain educational facilities and provide needed services for our students. We also believe that this structure incentivizes our hub partners to attract a higher number of students, which will in turn increase such hub partner’s profitability.

The Company believes that more detailed pricing terms in the hub agreements are commercially sensitive and not material to investors.

Note 23. Revenue, page F-45

4.	We note your response to comment 16 regarding the ProUni incentive. You disclose (i) the Brazilian federal government grants a number of full and partial scholarships through the ProUni program, (ii) your revenue from tuition is recognized net of scholarships offered by the program, and (iii) the preparation of your consolidated financial statements requires you to make judgments, estimates and assumptions that affect, among other things, the reported amount of revenues. It appears from note 23 the amount of revenue reduction associated with scholarships of the ProUni program is material. With reference to paragraphs 123(b) and 126(a) of IFRS 15, please tell us and disclose the judgments made or other inputs considered in determining the transaction price regarding the net tuition recognized associated with the ProUni program. For example, disclose how the amount of scholarships (and related reduction of revenue) for the program is determined.

Response

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that ProUni program represents a contractual relationship between the student, the federal government and the Company. The student requests the ProUni scholarship from the government at the time of enrollment in the undergraduate course. The government then evaluates the student’s fulfilment of the ProUni scholarship requirements and, if compliant, grants the student the scholarship, which will be a fixed percentage. The percentage granted by the government is applied by the Company as a fixed reduction to the particular student’s tuition fee. As a result, it is deducted from the tuition fee during the entire duration of the student’s undergraduate studies and as long as the student continues to comply with the scholarship academic performance requirements imposed by the government. The student’s compliance with

Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 29, 2020

such academic performance requirements is monitored by the government at the end of each semester and, in case of noncompliance, the scholarship is cancelled for all the following semesters.

After the government approves the ProUni scholarship, the Company and the student enter into a semiannual service contract, which includes the standard tuition fee, based on the course during the enrollment period. Such amount is initially recognized in the Company’s accounting records as gross revenue from tuition. The ProUni scholarship under each contract is calculated over the tuition fee based on the fixed percentage as per each individual student's registration information with the government and recognized, in the Company’s financial statements, as a deduction from the gross revenue, in accordance with IFRS 15. This is because the amount of scholarship provided to the students does not represent increase of economic benefits to the Company. Hence, the benefits of the ProUni to the Company are directly related to tax benefits earned, as described in Note 2.5(s) – Taxes, based on scholarships provided to eligible students.

All the contracts with ProUni scholarship students are standard and the percentage of the government scholarship is determined and fixed at the time of the student’s initial enrollment (this is not a variable percentage). The Company respectfully advises the Staff that it does not make any significant judgment, estimate or assumption in determining the transaction price regarding the net tuition recognized associated with the ProUni program, as these information do not change over the periods.

The Company will include in the next Draft Registration Statement the following footnote disclosure for the “Scholarships line” in the Revenue note of the interim consolidated financial statements for the period of six months ending June 30, 2020 (equivalent to current note 23 on page F-45):

“*Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note [x].”

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Pedro Jorge Guterres Quintans Graça, Chief Executive Officer
Carlos Henrique Boquimpani de Freitas, Chief Financial Officer Vitru Limited Leandro Camilo, Partner PricewaterhouseCoopers Auditores Independentes